EXHIBIT 11 - STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

Florida Community Banks, Inc.
Computation of Net Income (Loss) Per Common Share

The following tabulation presents the calculation of basic and diluted earnings (loss) per common share for the years ended December 31, 2008, 2007 and 2006.

	2008	2007	2006
Basic and Diluted Earnings (Loss) Per Share:
Net income (loss)	$(53,294,676)	$10,909,219	$23,146,069

Earnings (loss) on common shares	$(53,294,676)	$10,909,219	$23,146,069

Weighted average common shares outstanding - basic	7,918,144	7,909,261	7,890,427

Weighted average common shares outstanding - diluted	7,951,647	8,040,860	7,987,134

Basic earnings (loss) per common share	$(6.73)	$1.38	$2.93

Diluted earnings (loss) per common share	$(6.70)	$1.36	$2.90